


05007755

File No. 82-4668

TNS House
Westgate
London
W5 1UA

Tel ++44 208 967 1511
Fax+44 208 967 1446
Jackie.stevens@tns-global.com

Jackie Stevens
Assistant to the Company Secretariat

By Courier

Securities and Exchange Commission
Filing Desk
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street N.W
Washington DC 20549
United States

6th May 2005

SUPPL


RECEIVED
MAY 0 9 2005

Dear Sir/Madam

Re: Taylor Nelson Sofres plc: file no 82-4668

In accordance with the requirements of rule 12-g3-2b please find enclosed the following for Taylor Nelson Sofres plc:

1. Taylor Nelson Sofres plc – Blocklisting Interim Review – 06/05/05.

I trust the above is in order, please do not hesitate to contact me should you have any queries.

Please could you acknowledge receipt of this letter and the documents enclosed herewith, by stamping the enclosed copy of this letter and returning it to the Company in the enclosed self-addressed envelope.

Yours faithfully

Jackie Stevens

PROCESSED
MAY 13 2005
THOMSON
FINANCIAL

Enc.

F:\Users\CompanySecretarial 050101\Plc\Letters\SEC Letters 2005\050506 - (Securities & Exchange Commission)(Taylor Nelson Sofres Plc - Blocklisting Interim Review).doc



File No. 82-4668

TNS House
Westgate
London
W5 1UA

Tel ++44 208 967 1511
Fax+44 208 967 1446
Jackie.stevens@tns-global.com

Jackie Stevens
Assistant to the Company Secretariat


SEC MAIL
RECEIVED
PROCESSING
MAY 0 9 2005
WASH, D.C.
185
SECTION

By Courier

Securities and Exchange Commission
Filing Desk
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street N.W
Washington DC 20549
United States

6th May 2005

Dear Sir/Madam

Re: Taylor Nelson Sofres plc: file no 82-4668

In accordance with the requirements of rule 12-g3-2b please find enclosed the following for Taylor Nelson Sofres plc:

1. Taylor Nelson Sofres plc – Blocklisting Interim Review – 06/05/05.

I trust the above is in order, please do not hesitate to contact me should you have any queries.

Please could you acknowledge receipt of this letter and the documents enclosed herewith, by stamping the enclosed copy of this letter and returning it to the Company in the enclosed self-addressed envelope.

Yours faithfully

Jackie Stevens

Enc.

View Announcement


status list

Announcement Details

Company	Headline	Embargo	Last Update	Add Dist	Replac
Taylor Nelson Sofres PLC	Blocklisting Interim Review		14:47 6 May 05		

Full Announcement Text

BLOCK LISTING SIX-MONTHLY RETURN

AVS No:

1.	Name of company:	Taylor Nelson Sofres plc
2.	Name of scheme:	Taylor Nelson Sofres plc 1989 Savings Related Share Option Scheme
3.	Period of return:	1 November 2004 to 30 April 2005
4.	Number and class of share(s) (amount of stock/debt security) already listed but not issued under scheme:	526,568
5.	Number of shares issued/allotted under scheme during period:	11,950
6.	Balance under scheme not yet issued/allotted at end of period:	514,618
7.	Any other relevant information: e.g. date shares originally listed	

Please confirm total number of shares in issue at the end of the period in order for us to update our records.
447,336,425
at 30 April 2005

Contact for queries: Ian Portal
Group Company Secretary
+44 (0)208-967 2196

Address: Taylor Nelson Sofres plc
TNS House
Westgate
London W5 1UA

F/N: 82-4668

Person making return:

Name: Ian Portal

Position: Group Company Secretary

Date: 6 May 2005

F/N: 82-4668

BLOCK LISTING SIX-MONTHLY RETURN

AVS No:

1.	Name of company:	Taylor Nelson Sofres plc
2.	Name of scheme:	Taylor Nelson Sofres plc 1999 Worldwide Employee Sharesave Plan (WESP)
3.	Period of return:	1 November 2004 to 30 April 2005
4.	Number and class of share(s) (amount of stock/debt security) already listed but not issued under scheme:	553,366
5.	Number of shares issued/allotted under scheme during period:	189,127
6.	Balance under scheme not yet issued/allotted at end of period:	364,239
7.	Any other relevant information: e.g. date shares originally listed	

Please confirm total number of shares in issue at the end of the period in order for us to update our records.
447,336,425
at 30 April 2005

Contact for queries: Ian Portal
Group Company Secretary
+44 (0)208-967 2196

Address: Taylor Nelson Sofres plc
TNS House
Westgate
London W5 1UA

Person making return:

Name: Ian Portal

Position: Group Company Secretary

Date: 6 May 2005

BLOCK LISTING SIX-MONTHLY RETURN

AVS No:

1.	Name of company:	Taylor Nelson Sofres plc
2.	Name of scheme:	Taylor Nelson Sofres plc **1994** Executive Share Option Scheme; and Taylor Nelson Sofres plc **2001** Executive Share Option Plan
3.	Period of return:	1 November 2004 to 30 April 2005
4.	Number and class of share(s) (amount of stock/debt security) already listed but not issued under scheme:	4,410,588
5.	Number of shares issued/allotted under scheme during period:	213,000
6.	Balance under scheme not yet issued/allotted at end of period:	4,197,588
7.	Any other relevant information: e.g. date shares originally listed	

Please confirm total number of shares in issue at the end of the period in order for us to update our records.
447,336,425
at 30 April 2005

Contact for queries:	Ian Portal Group Company Secretary +44 (0)208-967 2196	Address:	Taylor Nelson Sofres plc TNS House Westgate London W5 1UA

Person making return:

Name: Ian Portal

Position: Group Company Secretary

Date: 6 May 2005

END